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                              August 10, 2022

       Gary Teplis
       Chief Executive Officer
       Altitude Acquisition Corp
       400 Perimeter Center Terrace, Suite 151
       Atlanta, GA 30346

                                                        Re: Altitude
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 29,
2022
                                                            File No. 001-39772

       Dear Mr. Teplis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 15. Exhibits, Financial Statement Schedules, page 61

   1. Please amend your filing to revise Exhibits 31.1 and 31.2 to include the internal control over financial
reporting language in the introductory portion of paragraph 4 and pargraph
                                                        4(b) of the Section 302
certification.
       General

   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately
 Gary Teplis
Altitude Acquisition Corp
August 10, 2022
Page 2
         prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if
you have any questions.



FirstName LastNameGary Teplis                                 Sincerely,
Comapany NameAltitude Acquisition Corp
                                                              Division of
Corporation Finance
August 10, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName